August 1, 2007
Ms. Rolaine S. Bancroft
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-1090

Re:	Discover Card Master Trust I Form 10-K for the fiscal year ended November 30, 2006 Filed February 15, 2007 Form 10-D for the period ending September 30, 2006 Filed October 16, 2006
Dear Ms. Bancroft,
     We refer to your comments dated July 18, 2007 to the above-referenced Form 10-K and Form 10-D filed by Discover Card Master Trust I (the “Master Trust.”)
     Discover Bank as the depositor for the Master Trust, has filed today via EDGAR, Amendment No. 1 to the above-referenced Form 10-K (the “Form 10-K Amendment”). We have enclosed three courtesy copies of the Form 10-K Amendment for your review.
     The Form 10-K Amendment is being filed in response to your comment letter. For your convenience, your comments are reproduced below in bold type and are followed by our responses.
Form 10-K
Signatures
1.	We note that Michael F. Rickert has signed both the 10-K and the 302 certification filed as Exhibit 31.1. Both the Form 10-K and 302 certification should be signed by the same person in the same capacity. Please revise both signature blocks to clarify whether Mr. Rickert is signing either (a) as the senior officer in charge of the securitization on behalf of the depositor or (b) as the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) of Form 10-K and footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Response: The Form 10-K Amendment and Exhibit 31.1 thereto clarified that the Form 10-K and the 302 certification are both signed by the senior officer in charge of securitization of the Depositor.
Exhibits 33.1 — 33.3 — Reports on Assessment of Compliance with Servicing Criteria
2.	We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iii), (d)(1)(iv), (d)(2)(iii) and (d)(2)(vi) were deemed not applicable.

Response: We refer to the Amended and Restated Pooling and Servicing Agreement between Discover Bank as Master Servicer, Servicer and Seller and U.S. Bank National Association, as Trustee, dated as of November 3, 2004, filed by the Master Trust on Form 8-K on October 29, 2004, as amended by (i) the First Amendment to the Amended and Restated Pooling and Servicing Agreement between Discover Bank as Master Servicer, Servicer and Seller and U.S. Bank National Association, as Trustee, dated as of January 4, 2006, and the Global Amendment to Certain Series Supplements thereto, each filed on Form 8-K by the Master Trust on January 9, 2006, (ii) the Second Amendment to the Amended and Restated Pooling and Servicing Agreement between Discover Bank as Master Servicer, Servicer and Seller and U.S. Bank National Association, as Trustee, dated as of March 30, 2006, and Global Amendment to Certain Series Supplements thereto, each filed by the Master Trust on Form 8-K filed on April 5, 2006 and (iii) the Third Amendment to the Amended and Restated Pooling and Servicing Agreement between Discover Bank as Master Servicer, Servicer and Seller and U.S. Bank National Association, as Trustee, dated as of July 26, 2007, filed on Form 8-K by the Master Trust on July 27, 2007 (as so amended, the “Pooling and Servicing Agreement”). The Pooling and Servicing Agreement is the transaction document governing our securitization through the Master Trust.

(d)(1)(iii) Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained:

This item is not applicable because the Pooling and Servicing Agreement does not provide for any requirement to maintain a back-up servicer. Section 10.03 of the Pooling and Servicing Agreement provides that, if the servicer or master servicer is terminated, the trustee will appoint a successor servicer, or alternatively will serve as a successor or request that a court of competent jurisdiction appoint a successor. There are no additional provisions relating to backup servicing that are applicable prior to the termination of the servicer or master servicer.

(d)(1)(iv) A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements:

This item is not applicable because the Pooling and Servicing Agreement does not contain any requirement for any party participating in the servicing function to post a fidelity bond or errors and omissions policy.

(d)(2)(iii) Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements:

This item is not applicable because the Pooling and Servicing Agreement does not provide for any advances of funds or guarantees regarding collections, cash flows or distributions.

(d)(2)(vi) Unissued checks are safeguarded so as to prevent unauthorized access:

This item is not applicable because no checks are used in the securitization and therefore no unissued checks exist.
Form 10-D for the period ending September 30, 2006
Part II
General
3.	We note that you have not provided disclosure regarding sales of securities pursuant to Part II, Item 3 of Form 10-D. Please revise to provide the disclosure required. If information has been previously reported, list the dates and file numbers of the reports so that investors may locate the information that has been previously reported.

Response: As we discussed, Discover Bank as the depositor for the Master Trust filed on a Form 8-K on September 28, 2006 the information that it had entered into a Terms Agreement to sell its Series 2006-3 certificates on October 3, 2006, and on September 29, 2006 amended that Form 8-K to provide a copy of the Terms Agreement. Discover also filed a prospectus pursuant to Rule 424(b) detailing the terms of those securities on September 28, 2006. On October 3, 2006, Discover completed the sale of Series 2006-3 and filed on the same date a Form 8-K confirming such sale and setting forth the material agreements relating to the sale. In the Form 10-D for the Master Trust for the period ending October 31, 2006, Discover included the required disclosures regarding the sale of these securities. Because the sale was completed on October 3, 2006, Discover believes that the disclosures made in the Form 10-D for the Master Trust for the period ending October 31, 2006 satisfied the requirement to disclose this sale on Form 10-D and that an amendment to the Form 10-D for the prior period would not provide meaningful further information to investors. In the future, Discover will disclose sales of the securities on the Form 10-D for the period in which the Terms Agreement is entered if this is different than the period in which the sale is completed.
If you have any questions regarding the foregoing response or need additional information, please do not hesitate to contact me at (312) 876-7626.

Very truly yours, /s/ Ellen L. Marks Ellen L. Marks of LATHAM & WATKINS LLP

cc:	Michael F. Rickert Simon Halfin, Esq